ASSIGNMENT AGREEMENT

      It is hereby agreed as of July 21, 2004 by and between CEC Industries, Inc. ("Assignor") and Empire Management Services and Stephen Reeder (collectively referred to as the "Assignees"), that in consideration of the sum of One Dollar ($1.00) and for such good and other valuable consideration paid by Assignor to Assignees, receipt of which is acknowledged, Assignee is succeeding to the rights and responsibilities of Assignor with respect to Fifty Three Thousand and One Hundred and Fifty Dollars ($53,150) of the that certain Promissory Note with a total current principal balance of $250,000 issued by Paycard Solutions, Inc. ("Paycard") to the Assignor on November 20, 2003 ("Note") and underlying Security Agreement between the Assignor and Paycard of the same date which were issued pursuant to a Acquisition and Financing Agreement.

      Assignees shall be deemed the Assignor in the Note and Security Agreement, but only in relation to the $53,150 of principal Note amount being transferred hereby. The Company has bifurcated the Note and Security Agreement as follows:
$53,150 Principal Amount to Assignees and a Note reflecting the remaining $196,850 Note principal to Assignor. Both parties acknowledge that all accrued interest, liquidated damages and other sums due on or in connection with the assigned portion of the Note through the date of this Agreement are retained by Assignor.


EMPIRE MANAGEMENT SERVICES                             CEC INDUSTRIES, INC.
"Assignee"                                             "Assignor"


By:/s/ Stephen Reeder                                  By: /s/ Jeff Sternberg
   -------------------                                     ---------------------

"Assignee"


 /s/ Stephen Reeder
-----------------------
     STEPHEN REEDER